                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                           Trident Microsystems, Inc.
                           --------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                    895919108
                                    ---------
                                 (CUSIP Number)


                                September 9, 2005
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

   [   ]   Rule 13d-1(b)
   [ X ]   Rule 13d-1(c)
   [   ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO. 895919108

   1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         D. E. Shaw Meniscus Portfolios, L.L.C.
         51-0481096

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (A)        [ ]
         (B)        [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                5.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                      -0-
EACH
REPORTING
PERSON WITH
                         6.   SHARED VOTING POWER
                              1,341,750

                         7.   SOLE DISPOSITIVE POWER
                              -0-

                         8.   SHARED DISPOSITIVE POWER
                              1,341,750

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,341,750

   10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.2%

   12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO




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CUSIP NO. 895919108

   1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         D. E. Shaw & Co., L.P.
         13-3695715

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (A)        [ ]
         (B)        [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                 5.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                       -0-
EACH
REPORTING
PERSON WITH
                          6.   SHARED VOTING POWER
                               1,360,250

                          7.   SOLE DISPOSITIVE POWER
                               -0-

                          8.   SHARED DISPOSITIVE POWER
                               1,360,250

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,360,250

   10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.2%

   12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IA, PN



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CUSIP NO. 895919108

   1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         D. E. Shaw & Co., L.L.C.
         13-3799946

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (A)        [ ]
         (B)        [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                 5.     SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                         -0-
EACH
REPORTING
PERSON WITH
                          6.     SHARED VOTING POWER
                                 1,341,750

                          7.     SOLE DISPOSITIVE POWER
                                 -0-

                          8.     SHARED DISPOSITIVE POWER
                                 1,341,750

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,341,750

   10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.2%

   12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO

CUSIP NO. 895919108

      1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           David E. Shaw

      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (A)        [ ]
           (B)        [ ]

      3.   SEC USE ONLY

      4.   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

NUMBER OF            5.    SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                   -0-
EACH
REPORTING
PERSON WITH
                     6.    SHARED VOTING POWER
                           1,360,250

                     7.    SOLE DISPOSITIVE POWER
                           -0-

                     8.    SHARED DISPOSITIVE POWER
                           1,360,250


      9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,360,250

      10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

      11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           5.2%

      12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN


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ITEM 1.
     (A) NAME OF ISSUER
         Trident Microsystems, Inc.

     (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
           1090 East Arques Avenue
           Sunnyvale, California 94085

ITEM 2.
     (A) NAME OF PERSON FILING
           D. E. Shaw Meniscus Portfolios, L.L.C.
           D. E. Shaw & Co., L.P.
           D. E. Shaw & Co., L.L.C.
           David E. Shaw

     (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE The business address for each reporting person is:
           120 W. 45th Street, Tower 45, 39th Floor
           New York, NY 10036

     (C) CITIZENSHIP
           D. E. Shaw Meniscus Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
           D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
           D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
           David E. Shaw is a citizen of the United States of America.

     (D) TITLE OF CLASS OF SECURITIES
           Common Stock, $0.001 par value

     (E) CUSIP NUMBER
           895919108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

ITEM 4. OWNERSHIP

As of September 16, 2005:

(a) Amount beneficially owned:

    D. E. Shaw Meniscus Portfolios, L.L.C.:           1,341,750 shares

    D. E. Shaw & Co., L.P.:                           1,360,250 shares
                                                      This is composed of (i) 1,341,750 shares in the name of D. E. Shaw
                                                      Meniscus Portfolios, L.L.C., (ii) 2,000 shares that D. E. Shaw
                                                      Investments, L.P. has the right to acquire through the exercise of listed call options, (iii) 16,500 shares that D. E. Shaw Valence,
                                                      L.L.C. has the right to acquire through the exercise of listed call options.


    D. E. Shaw & Co., L.L.C.:                         1,341,750 shares in the name of D. E. Shaw Meniscus Portfolios, L.L.C.

    David E. Shaw:                                    1,360,250 shares
                                                      This is composed of (i) 1,341,750 shares in the name of D. E. Shaw
                                                      Meniscus Portfolios, L.L.C., (ii) 2,000 shares that D. E. Shaw
                                                      Investments, L.P. has the right to acquire through the exercise of listed call options, (iii) 16,500 shares that D. E. Shaw Valence,
                                                      L.L.C. has the right to acquire through the exercise of listed call options.

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(b) Percent of class:
      D. E. Shaw Meniscus Portfolios, L.L.C.:         5.2%
      D. E. Shaw & Co., L.P.:                         5.2%
      D. E. Shaw & Co., L.L.C.:                       5.2%
      David E. Shaw:                                  5.2%

(c)   Number of shares to which the person has:
      (i)   Sole power to vote or to direct the vote:
            D. E. Shaw Meniscus Portfolios, L.L.C.:           -0- shares
            D. E. Shaw & Co., L.P.:                           -0- shares
            D. E. Shaw & Co., L.L.C.:                         -0- shares
            David E. Shaw:                                    -0- shares

      (ii)  Shared power to vote or to direct the vote:
            D. E. Shaw Meniscus Portfolios, L.L.C.:           1,341,750 shares
            D. E. Shaw & Co., L.P.:                           1,360,250 shares
            D. E. Shaw & Co., L.L.C.:                         1,341,750 shares
            David E. Shaw:                                    1,360,250 shares

      (iii) Sole power to dispose or to direct the
            disposition of:
            D. E. Shaw Meniscus Portfolios, L.L.C.:           -0- shares
            D. E. Shaw & Co., L.P.:                           -0- shares
            D. E. Shaw & Co., L.L.C.:                         -0- shares
            David E. Shaw:                                    -0- shares

      (iv) Shared power to dispose or to direct the
           disposition of:
           D. E. Shaw Meniscus Portfolios, L.L.C.:            1,341,750 shares
           D. E. Shaw & Co., L.P.:                            1,360,250 shares
           D. E. Shaw & Co., L.L.C.:                          1,341,750 shares
           David E. Shaw:                                     1,360,250 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Meniscus Portfolios, L.L.C., the general partner of D. E. Shaw Investments, L.P., and the managing member of
D. E. Shaw Valence, L.L.C., and by virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of D. E. Shaw Meniscus Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 1,360,250 shares as described above constituting 5.2% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares.
David E. Shaw disclaims beneficial ownership of such 1,360,250 shares.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON. Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not Applicable

ITEM 10. CERTIFICATION
By signing below, each of D. E. Shaw Meniscus Portfolios, L.L.C., D. E. Shaw & Co., L.P., D. E. Shaw & Co., L.L.C., and David E. Shaw certify that, to the best of such reporting person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Anne Dinning, are attached hereto.

Dated: September 19, 2005


                                        D. E. Shaw Meniscus Portfolios, L.L.C.
                                        By: D. E. Shaw & Co.,
                                            L.L.C., as managing member

                                        By: /s/ Anne Dinning
                                            --------------------
                                            Anne Dinning
                                            Managing Director



                                        D. E. Shaw & Co., L.P.

                                        By: /s/ Anne Dinning
                                            --------------------
                                            Anne Dinning
                                            Managing Director



                                        D. E. Shaw & Co., L.L.C.

                                        By: /s/ Anne Dinning
                                            --------------------
                                            Anne Dinning
                                            Managing Director



                                        David E. Shaw

                                        By: /s/ Anne Dinning
                                            --------------------
                                            Anne Dinning
                                            Attorney-in-Fact for David E. Shaw